CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Officer of the Superintendent of Securities (Prince Edward Island)
Financial Services Regulation Divisions (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut

I, Peter Mehrfert, consent to the public filing of the technical report titled, "Panuco Project, NI 43-101 Technical Report Preliminary Economic Assessment, Sinaloa State, Mexico," (the "Technical Report") that has an effective date of July 24th, 2024, by Vizsla Silver Corp. ("Vizsla").

I also consent to any extracts from, or a summary of, the Technical Report in the news release issued on July 24, 2024, by Vizsla, and entitled "Vizsla Silver Delivers Exceptional Economics for Panuco in Preliminary Economic Assessment," (the "News Release").

I certify that I have read the News Release being filed by Vizsla, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated:  August 23, 2024

"Original Signed and Sealed"

Peter Mehrfert, P.Eng.
Ausenco Engineering Canada ULC